Exhibit 5.5

February 19, 2020

Hecla Mining Company

6500 North Mineral Drive

Suite 200

Coeur d’Alene, ID

83815-9408

Dear Sirs/Mesdames:

Re:	Hecla Mining Company (“Hecla”) – 7.25% Senior Notes due 2028

We have acted as Canadian counsel to Hecla and Hecla Quebec Inc. / Hecla Québec Inc. (the “Corporation”) in connection with the Registration Statement on Form S-3 of Hecla (the “Resale S-3”), filed on or about the date hereof with the United States Securities and Exchange Commission (the “Commission”) relating to the registration under the United States Securities Act of 1933, as amended (the “Securities Act”) for resale from time to time by the selling noteholders of Hecla’s 7.25% Senior Notes due 2028 (the “Notes”) in the aggregate principal amount of up to $13,800,000. The Notes were (a) initially issued pursuant to an indenture dated February 19, 2020 (the “Base Indenture”), among Hecla and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), among others, as supplemented by the First Supplemental Indenture, dated February 19, 2020 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among Hecla, the Corporation, and the Trustee, among others; and (b) jointly and severally guaranteed on an unsecured basis by the Corporation, among others, pursuant to a notation of guarantee executed by the Corporation and dated February 19, 2020 (the “Notation of Guarantee”). We understand that the Notes were acquired in the United States in a registered public offering by the selling noteholders, some of whom may be deemed to be affiliates of Hecla for the purposes of United States federal securities laws.

1.	TRANSACTION DOCUMENTS

We have examined an executed copy of each of the following documents (collectively, the “Transaction Documents”):

(a)	the Resale S-3;

(b)	the prospectus, dated February 19, 2020, included as part of the Resale S-3;

(c)	the Indenture;

(d)	the Notation of Guarantee; and

(e)	the global certificates representing the Notes.

2.	EXAMINATIONS AND INVESTIGATIONS

Documents. We have also examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a)

a certificate of compliance (the “Certificate of Compliance”) dated February 18, 2020, issued for the Corporation under the Canada Business Corporations Act (the “CBCA”) by Industry Canada, a copy of which we have delivered to you, and

(b)	a certificate dated the date of this opinion, of an officer of the Corporation (the “Officer’s Certificate”), a copy of which we have delivered to you.

Minute book review. Except for the corporate records forming part of the Officer’s Certificate, we have not reviewed the minute books of the Corporation.

3.	ASSUMPTIONS

(a)	Authenticity. We have assumed:

(i)	the legal capacity of all individuals signing documents,

(ii)	the genuineness of all signatures,

(iii)	the authenticity and completeness of all documents submitted to us as originals,

(iv)	the conformity to authentic original documents of all documents submitted to us as copies, and

(v)	the continuing accuracy of the Certificate of Compliance as of the date of this opinion, as if issued on that date.

(b)	Public records. We have assumed the completeness, accuracy, and currency of:

(i)	the indices and filing systems maintained at the public offices where we searched or made inquiries,

(ii)	all documents supplied or otherwise conveyed to us by public officials, and

(iii)	all facts set out in those documents and in official public records.

(c)	Enforceability. We have assumed:

(i)	the due authorization, execution, and delivery of the Transaction Documents by all parties thereto, other than the Corporation;

(ii)	the due execution and delivery of the Transaction Documents by the Corporation to the extent such matters are not governed by the laws of the Jurisdiction (defined below); and

(iii)	that each of the Transaction Documents constitutes a legal, valid, and binding obligation of each of the parties thereto, enforceable against each such party in accordance with its terms.

(d)	Securities law matters. We have assumed that:

(i)

no order, ruling, or decision of any court or regulatory or administrative body is in effect at any material time that restricts any trades in securities of Hecla or that affects any person or company (including Hecla or any of its affiliates) that engages in such trade; and

(ii)	the Resale S-3 is effective under the Securities Act and such effectiveness has not been terminated or rescinded.

4.	RELIANCE

(a)	Status. In expressing the opinion in section 6(a), we have relied, and our opinion is based solely upon the Certificate of Compliance and the Officer’s Certificate.

(b)	Matters of fact in the Officer’s Certificate. We have relied solely upon the Officer’s Certificate as to the matters of fact set out in that certificate, without independently verifying those facts.

5.	LAWS ADDRESSED

The opinions we express are limited to the laws of British Columbia and the federal laws of Canada applicable in British Columbia (the “Jurisdiction”). The opinions given herein are given as of the date of this opinion and solely with respect to the laws of the Jurisdiction in effect as of the date of this opinion. It is not, in the absence of specific instructions to the contrary, our practice to update opinions to reflect changes in the law or practice.

6.	OPINIONS

Based upon and subject to the foregoing and subject to the qualifications expressed below, we are of the opinion that:

(a)	Status. The Corporation is a corporation continued and existing under the CBCA.

(b)

Power and capacity. The Corporation has the corporate power and capacity to carry on business, to own properties and assets, and to execute, deliver, and perform its obligations under the Transaction Documents to which it is a party and to carry out the transactions contemplated under the Transaction Documents to which it is a party.

(c)

Authorization. The Corporation has taken all necessary corporate action to authorize its execution and delivery of, and the performance of its obligations under, the Transaction Documents to which it is a party.

(d)

Execution and delivery. The Corporation has, to the extent that execution and delivery are governed by the laws of the Jurisdiction, duly executed and delivered the Transaction Documents to which it is a party.

(e)

No breach. The execution, delivery, and performance by the Corporation of its obligations under each Transaction Document to which it is a party do not and will not breach or result in a default under:

(i)	its articles and by-laws, or any unanimous shareholders agreement, or

(ii)	any law, statute, rule, or regulation to which it is subject.

(f)

No regulatory approval required – Corporation. No authorization, consent, permit, or approval of, other action by, filing with, or notice to, any governmental agency or authority, regulatory body, court, tribunal, or other similar entity having jurisdiction is required in connection with the execution and delivery by the Corporation of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby.

(g)

No regulatory approval required – Hecla. The offering, issuance, and sale of the Notes by Hecla does not contravene, constitute a default under, or result in a breach or violation of any law, statute, rule, or regulation to which it is subject.

7.	USE OF OPINION

We consent to the filing of this opinion with the Commission as an exhibit to the Resale S-3. In giving the foregoing consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Yours truly,

/s/ Cassels Brock & Blackwell LLP